Free Writing Prospectus
Filed Pursuant to Rule 433

Registration Number 333-223639

Ford Motor Credit Company LLC

Final Term Sheet

5.584% Notes due 2024

Issuer:	Ford Motor Credit Company LLC

Trade Date:	March 13, 2019

Settlement Date:	March 18, 2019 (T+3)

Stated Maturity:	March 18, 2024

Principal Amount:	$1,500,000,000

Interest Rate:	5.584%

Benchmark Treasury:	2.375% due February 29, 2024

Benchmark Treasury Price and Yield:	99-26 ¼; 2.414%

Spread to Benchmark Treasury:	+317 basis points

Yield to Maturity:	5.584%

Price to Public:	100.000% of principal amount plus accrued interest from the Settlement Date

Underwriting Discount:	0.350%

Net Proceeds (Before Expenses) to Issuer:	$1,494,750,000 (99.650%)

Interest Payment Dates:	Semi-annually on each March 18 and September 18, beginning September 18, 2019

Redemption Provision:

The 2024 Notes may be redeemed, in whole or in part, on or after February 18, 2024, the date that is one month prior to the maturity date at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Joint Book-Running Managers:

Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
SG Americas Securities, LLC
SMBC Nikko Securities America, Inc.
Credit Suisse Securities (USA) LLC
Mizuho Securities USA LLC
Morgan Stanley & Co. LLC

Co-Managers:	Lloyds Securities Inc. UniCredit Capital Markets LLC

CUSIP/ISIN:	345397 ZQ9 / US345397ZQ92

It is expected that delivery of the Notes will be made against payment therefor on or about March 18, 2019, which will be the third business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+3”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, SG Americas Securities, LLC toll-free at 1-855-881-2108 and SMBC Nikko Securities America, Inc. toll free at 1-888-868-6856.